UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Oaktree OBC Container Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,974,261

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,974,261

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,974,261

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Calculated assuming 92,857,416 common shares of the Issuer (“Common Shares”) outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from OCM XL Holdings L.P. (“XL Holdings”).

1	NAMES OF REPORTING PERSONS
Oaktree Opportunities Fund IX Delaware, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,371,367

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,371,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,371,367

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Calculated assuming 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings.

1	NAMES OF REPORTING PERSONS
Oaktree Opportunities Fund IX (Parallel 2), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,996,277

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,996,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,996,277

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated assuming 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings.

1	NAMES OF REPORTING PERSONS
OCM XL Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,966,826

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,966,826

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,966,826

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Calculated assuming 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings.

1	NAMES OF REPORTING PERSONS
Oaktree Dry Bulk Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,633,033

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,633,033

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,633,033

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated assuming 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,026,416

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,026,416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,026,416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated assuming 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings.

1	NAMES OF REPORTING PERSONS
OCM FIE, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
74,241

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
74,241

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,241

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated assuming 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings.

1	NAMES OF REPORTING PERSONS
Atlas OCM Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,041,067

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,041,067

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,041,067

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated assuming 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,026,416

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,026,416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,026,416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Calculated assuming 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,041,067

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,041,067

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,041,067

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Calculated assuming 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,026,416

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,026,416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,026,416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Calculated assuming 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings.

This Amendment No. 20 (“Amendment No. 20”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on August 5, 2013, as amended by Amendment No. 1 thereto filed October 7, 2013, Amendment No. 2 thereto filed December 2, 2013, Amendment No. 3 thereto filed June 18, 2013, Amendment No. 4 thereto filed July 15, 2014, Amendment No. 5 thereto filed January 15, 2015, Amendment No. 6 thereto filed May 20, 2015, Amendment No. 7 thereto filed May 29, 2015, Amendment No. 8 thereto filed September 29, 2016, Amendment No. 9 thereto filed February 6, 2017, Amendment No. 10 thereto filed July 18, 2018, Amendment No. 11 thereto filed November 29, 2018, Amendment No. 12 thereto filed December 18, 2018, Amendment No. 13 thereto filed March 29, 2019, Amendment No. 14 thereto filed June 3, 2019, Amendment No. 15 thereto filed August 14, 2019, Amendment No. 16 thereto filed June 21, 2021, Amendment No. 17 thereto filed July 7, 2021, Amendment No. 18 thereto filed September 27, 2023, and Amendment No. 19 thereto filed on October 11, 2023 (“Amendment No. 19,” and together with the previous amendments, the “Schedule 13D”) with respect to the common shares, par value $0.01 per share (the “Common Shares”) of Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Star Bulk Management Inc., 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece. Capitalized terms used but not defined herein shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time and, except as specifically amended by this Amendment No. 20, the Schedule 13D remains in full force and effect.

Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(c) are hereby amended and restated as follows:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. All such beneficial ownership calculations assume that there were 92,857,416 Common Shares outstanding, based upon the 102,857,416 Common Shares outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on March 7, 2023, as decreased by 10,000,000 Common Shares repurchased by the Issuer from XL Holdings as reported in Amendment No. 19.

The aggregate 16,067,483 Common Shares reported in this statement, which constitutes 17.3% of the outstanding Common Shares, are held by the Reporting Persons as follows:

•	Container is the direct holder of 2,974,261 Common Shares.

•	Fund IX is the direct holder of 2,397,106 Common Shares and the general partner of Container, and as such may be deemed to beneficially own an aggregate 5,371,367 Common Shares.

•	Parallel 2 is the direct holder of 22,160 Common Shares and the general partner of Container, and as such may be deemed to beneficially own 2,996,277 Common Shares.

•	Dry Bulk is the direct holder of 5,633,033 Common Shares.

•	XL Holdings is the direct holder of 4,966,826 Common Shares.

•	OCM FIE is the direct holder of 74,241 Common Shares.

•	Oaktree Capital is the indirect manager of Container, Parallel 2, and Dry Bulk, and as such may be deemed to beneficially own an aggregate 11,026,416 Common Shares.

•	Atlas is the indirect manager of XL Holdings and OCM FIE, and as such may be deemed to beneficially own an aggregate 5,041,067 Common Shares.

•	Brookfield is the indirect owner of class A units of Capital Group, and as such may be deemed to beneficially own 11,026,416 Common Shares.

•	Brookfield ULC is the indirect owner of class A units of Atlas, and as such may be deemed to beneficially own 5,041,067 Common Shares.

•	BAM is the sole owner of Class B Limited Voting Shares of Brookfield, and as such may be deemed to beneficially own 11,026,416 Common Shares.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(c)

The Reporting Persons have not effected any transactions related to the Common Shares since the filing of Amendment No. 19 on October 11, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 30, 2023, the Issuer announced that it entered into a Repurchase Agreement (the “Repurchase Agreement”) with XL Holdings, Dry Bulk, Container, and OCM FIE (together, the “Sellers”), pursuant to which the Issuer agreed to purchase 10 million Common Shares from the Sellers at a price per share of $19.50. The closing is expected to occur on December 1, 2023.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, filed with the SEC as Exhibit 1 to Amendment No. 18 on September 27, 2023

Exhibit 11	Press Release dated October 30, 2023, incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer on September 22, 2023.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2023

OAKTREE OBC CONTAINER HOLDINGS LLC

	By:	Oaktree Opportunities Fund IX
Delaware, L.P.
	Its:	General Partner

	By:	Oaktree Opportunities Fund IX (Parallel 2), L.P
	Its:	General Partner

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

	By:	Oaktree Fund GP, LLC
	Its:	General Partner

	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

	By:	Oaktree Opportunities Fund IX GP, L.P.
	Its:	General Partner

	By:	Oaktree Opportunities Fund IX GP, Ltd.
	Its:	General Partner

	By:	Oaktree Capital Management, L.P.
	Its:	Director

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM XL HOLDINGS L.P.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL GROUP, LLC
By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

ATLAS OCM HOLDINGS, LLC
By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM FIE, LLC
By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By: BAM Class B Partners Inc.
Its: Trustee
By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary